Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our report dated April 20, 2016 (March 31, 2017 as to the effects of the change in Banco Santander, S.A.´s accounting policy on cash and cash equivalents and the retrospective adjustment of the consolidated statements of cash flows for the year ended December 31, 2015 discussed in Note 1.d), relating to the consolidated financial statements as of and for the year ended December 31, 2015 of Banco Santander, S.A. (the “Bank”) and Companies composing, together with the Bank, the Santander Group (the “Group”), appearing in the Annual Report on Form 20-F of the Group for the year ended December 31, 2017.

/s/ DELOITTE, S.L.

Madrid- Spain

September 11, 2018